[Wachtell, Lipton, Rosen & Katz Letterhead]
March 25, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic, Esq. Attorney-Advisor Michael F. Johnson, Esq. Staff Attorney

Re:	BPW Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed March 16, 2010 File No. 001-33979
Dear Mr. Orlic:
     On behalf of our client, BPW Acquisition Corp. (“BPW” ), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 24, 2010, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on March 16, 2010 (SEC File No. 001-33979) (the “Proxy Statement”).
     In this letter, each of the Staff’s comments is indicated in italics, followed by BPW’s responses thereto.
General
1.	Please tell us why you have not included pro forma and historical financial information pursuant to Item 13 of Schedule 14A.
     We respectfully advise the Staff that pursuant to Instruction 1 to Item 13 of Schedule 14A, we have not included the information called for by paragraph (a) of Item 13 because such information is not material for the exercise of prudent judgment in regard to the matter to be acted upon. As you are aware, BPW is a special purpose acquisition company with no operations or operating results since its inception. Its sole assets consist, and have consisted since its inception, of cash and cash equivalents, the substantial majority of which is held in a trust account. As such, historical financial information of BPW has no bearing on a holder’s decision with respect to providing its consent to the proposed Warrant Amendments. Moreover, with respect to pro forma financial information, none of the proposed Warrant Amendments are of any consequence to BPW’s financial condition or results, whether as a standalone business or following the consummation of its contemplated initial combination with The Talbots, Inc. (“Talbots”), pursuant to which BPW will be acquired by Talbots, and, accordingly, such pro forma financial information is not material for the exercise of prudent judgment in respect of the consent solicitation.
The Warrant Amendment
Description of the Warrant Amendment, page 5
2.	Please provide us with your analysis as to whether the proposed Warrant Amendments would result in the issuance of a new security to holders who do not participate in the Offer. If you conclude that the Warrant Amendments would result in the issuance of a new security, please provide us with your analysis as to the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934.
     We respectfully advise the Staff that we do not believe that the proposed Warrant Amendments would result in the issuance of a new security. The question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss, Joel Seligman & Troy Paredes, Securities Regulation 1149 (4th ed. 2007). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the “basic financial terms” or the “basic nature” of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also A. A. Sommer, Jr., 1 Federal Securities Act of 1933, 2-144 (2009) (noting that new securities arise only in connection with a “fundamental change” in the nature of an investment).

     The proposed Warrant Amendments are adjustments of contractual rights rather than substantial modifications constituting a change in the basic nature of the security, as the original Warrant Agreement that governs the BPW Warrants contemplates that amendments to the contractual terms of the BPW Warrants may be made and warrantholders knew of this possibility when they purchased the BPW Warrants. Furthermore, modifications in the rights of an investor that have been anticipated by the parties have been held not amount to a new purchase. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); Department of Economic Dev. v. Arthur Andersen & Co. , 683 F.Supp. 1463, 1472 (S.D.N.Y.1988) (citing Freschi v. Grand Coal Venture, 551 F.Supp. 1220, 1229 (S.D.N.Y.1982)); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). Further, the fundamental nature of the BPW Warrants is still the same because the BPW Warrants still allow for the holder thereof to purchase the same underlying securities, shares of BPW’s common stock and, following the merger with Talbots and in accordance with the terms of the existing Warrant Agreement, shares of Talbots common stock.
     As we describe below in our response to Comment #4 below, the changes contemplated by the proposed Warrant Amendments are each expressly permitted by the terms of the Warrant Agreement and in effect constitute merely a deferral of the exercise period by up to one year and an elimination or modification of certain anti-dilution provisions which on the plain reading of the Warrant Agreement would not have applied to BPW Warrants following the merger with Talbots in any event. The underlying security into which the BPW Warrants may be exercised, the exercise price, length of the exercise period and redemption provisions are all left unchanged by the amendments, as are the other substantive terms of the BPW Warrants.
3.	We note your discussion on page 6 regarding “the purpose of the Warrant Amendment.” However, it appears that your discussion is merely a recitation of the general effect of the BPW Warrant Amendments upon the unexchanged BPW Warrants. Please disclose the reason for the proposed modifications. See Item 12(c) of Schedule 14A. If the reason is wholly or partly to incentivize BPW Warrant holders to participate in the Offer, so state.
     In response to the Staff’s comment, we will revise the relevant disclosure that currently appears on page 6 of the Proxy Statement in our subsequent filing.
4.	We note that Section 18 of the Warrant Agreement requires the prior written consent of each holder of Warrants “affected” in connection with certain supplements and amendments. The Warrant Amendments appear to fall within the enumerated categories. Please tell us your analysis as to how the proposed Warrant Amendments are consistent with Section 18 of the Warrant Agreement.
     We respectfully advise the Staff that each of the amendments to the Warrant Agreement which are the subject of the consent solicitation fall squarely within the category of amendments that “must be approved by the holders of a majority of Public Warrants”. As you are aware, the changes sought by the Warrant Amendment are solely a deferral of the exercise period, which will in any case remain the same length as contemplated by the original Warrant Agreement and not be reduced or diminished, and a clarification to Section 11 of the Warrant Agreement to provide that certain anti-dilution provisions will not apply to unexchanged BPW Warrants following the merger and to modify the treatment of unexchanged BPW Warrants in the event of a future merger transaction involving Talbots as the non-surviving company.
     As indicated on the face of Section 18 of the Warrant Agreement, there are limited enumerated exceptions to this general standard for amendment. We list each of these exceptions below and describe why each is inapplicable to proposed Warrant Amendments:
     (a) increase the Exercise Price except as contemplated herein or reduce the Warrant Exercise Period. No change to the exercise price is effected by the proposed Warrant Amendments. As noted above, the Warrant Exercise Period is simply deferred by up to one year by the proposed Warrant Amendments but its length is expressly maintained at the same length as contemplated in the original Warrant Agreement and is not reduced in any way.
     (b) modify the Company’s right to call the Warrants for redemption, in whole, as contemplated by Section 6(b), including the provisions related to cashless exercise. Section 6(b) of the Warrant Agreement, which sets forth the redemption provisions relating to the warrants, is entirely unaffected by the proposed Warrant Amendments.
     (c) modify the Company’s obligation to use its best efforts to have a registration statement in effect covering Public Warrant Shares issuable upon exercise of the Public Warrants in effect covering Public Warrant Shares from the date the Public Warrants become exercisable and to maintain a current prospectus relating to those Public Warrant Shares until the Warrants expire or are redeemed. This obligation remains in place and is entirely unaffected by the proposed Warrant Amendments.
     (d) reduce the number of Warrant Shares issuable upon exercise of the Warrants except as contemplated by Section 11. The proposed Warrant Amendments do not reduce the number of Warrant Shares issuable upon exercise of the BPW Warrants. This language in no way restricts changes to the anti-dilution provisions of Section 11. Moreover, as noted in the Proxy Statement the changes we propose to make to the anti-dilution provisions are clarifications. By their terms these provisions would in any case not apply to the unexchanged Warrants following the merger with Talbots (and the proposed Warrant Amendments themselves only take effect if the merger with Talbots is completed). Under the terms of the Warrant Agreement, upon completion of the Talbots’ merger, non-exchanging BPW warrantholders will have the right to exercise their BPW Warrants to receive Talbots’ common stock at the ratio prescribed by the merger agreement. But the anti-dilution provisions of Section 11 relate exclusively to “Common Stock”—a term defined under the Warrant Agreement to mean BPW common stock only. Because BPW survives the reverse-triangular merger as a wholly-owned subsidiary of Talbots, Talbots is not a successor to BPW by operation of law and Talbots common stock is therefore not “Common Stock.” Accordingly, warrantholders will not have, and never would have had, post-transaction anti-dilution protection with respect to Talbots’ common stock, irrespective of the proposed Warrant Amendments. As a result, the proposal to delete the anti-dilution provisions is designed to clarify the rights of non-exchanging warrantholders as to Talbots Common Stock. In our subsequent filing, we will include additional disclosure on the nature and purpose of these clarifications, including in response to Comment #3 above.
     (e) change the currency of the Exercise Price in respect of any Warrant. The currency of the Exercise Price is entirely unaffected by the proposed Warrant Amendments.
     (f) make any change in the supplement and amendment provisions of this Section 18 which require each holder’s consent. Section 18 of the Warrant Agreement, and the supplement and amendment provisions thereof, are entirely unaffected by the proposed Warrant Amendments.
     The above are the only exceptions to the default, majority amendment standard in the Warrant Agreement. Moreover, the Warrant Agreement is governed by New York law where (as is the case in most jurisdictions and as a matter of general contract interpretation) agreements among sophisticated parties are to be construed narrowly and in accordance with their terms, with words and phrases in the contract accorded their plain, ordinary meaning. We respectfully submit that the plain reading of the Warrant Agreement expressly permits the proposed Warrant Amendments upon consent of a majority of the Public Warrants.
Security Ownership of Certain Beneficial Owners and Management, page 8
5.	Please revise your table on page 9 to also set forth information regarding the beneficial owners of more than 5% of the outstanding BPW Warrants, if any. See Section 6(d) of Schedule 14A.
     We respectfully advise the Staff that, we believe, Item 6(d) of Schedule 14A does not require information regarding beneficial owners of more than 5% of the outstanding BPW Warrants, if any. Item 6(d) requires BPW to furnish the information required by Item 403 of Regulation S-K, which, pursuant to paragraph (a) of Item 403 of Regulation S-K, only requires information regarding the beneficial owners of more than 5% of any class of BPW’s voting securities. Holders of BPW Warrants are not presently entitled to vote for the election of directors and, therefore, the BPW Warrants do not fall under the definition of “voting securities” prescribed by Rule 12b-2 of the Securities Exchange Act of 1934.
* * * *
     In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of BPW that:
•	BPW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	BPW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or Edward J. Lee at (212) 403-1155.
     We thank the Staff in advance for its assistance.

Sincerely, /s/ Matthew M. Guest Matthew M. Guest

Enclosures

cc:	Gary S. Barancik, BPW Acquisition Corp. Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP